# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tessera Defense & Homeland Security Inc., CIK 0001739174
CUSIP: 09090D608
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 NEW BURTON ROAD, SUITE 201, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 09/15/2026
Filed by CIK 0001787518
Persons authorized to receive notices and communications: Menachem Shalom, c/o T3 Defense Inc., 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017, 212-791-4663

## Reporting persons
- Water IO Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 156,796; sole dispositive power 0; shared dispositive power 156,796; aggregate amount beneficially owned 156,796 (3.87% of the class)
- Star 26 Capital Inc. (CIK 0002027050): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 156,796; sole dispositive power 0; shared dispositive power 156,796; aggregate amount beneficially owned 156,796 (3.87% of the class)
- T3 Defense Inc. (CIK 0001787518): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,796; sole dispositive power 0; shared dispositive power 156,796; aggregate amount beneficially owned 156,796 (3.87% of the class)
- Menachem Shalom (CIK 0002030245): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 156,796; sole dispositive power 0; shared dispositive power 156,796; aggregate amount beneficially owned 156,796 (3.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tessera Defense & Homeland Security Inc.
Address of issuer's principal executive offices: 850 NEW BURTON ROAD, SUITE 201, DOVER, Delaware (DE), 19904
Comment:
This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D filed on April 10, 2026 with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Tessera Defense and Homeland Security Inc., formerly known as BiomX Inc., is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings given to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

All share numbers in this Amendment give effect to the Issuer's one-for-ten reverse stock split effective September 9, 2026 (the "Reverse Split"), under which the 1,300,000 shares previously reported on the Schedule 13D became 130,000 shares, unless otherwise stated.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 15, 2026 the Issuer issued 26,796 shares of Common Stock to Water IO pursuant to Section 4 of the Amendment No. 1 and Waiver dated as of July 24, 2026 to the Note ("Note Amendment"), described in Item 6, in satisfaction of partial interest accrued on the Note through July 24, 2026 and as consideration for the deferral, waiver and extension provided under Note Amendment. No cash was paid by any Reporting Person for said shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Water IO directly holds 156,796 shares of Common Stock, comprised of the 130,000 shares acquired under the SPA and the 26,796 shares acquired on September 15, 2026, representing approximately 3.87% of the outstanding Common Stock. Percentages are based on 4,049,386 shares outstanding, as of September 14, 2026 according to the Issuer's transfer agent, plus the 26,796 shares issued to Water IO on September 15, 2026.
Transactions in the class effected during the past sixty days: Other than the acquisition of 26,796 shares described in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 15, 2026, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer. This Amendment constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 24, 2026 the Issuer and Water IO entered into Note Amendment pursuant to which the Issuer deferred the payment of principal under the Note, extended its maturity, and agreed to issue 80,000 shares of Common Stock to Water IO in satisfaction of accrued interest and as consideration for the deferral, waiver and extension of the Note. The NYSE American advised the Issuer that no more than 26,796 of those shares could be issued without stockholder approval under Section 713 of the NYSE American Company Guide and authorized the listing of 26,796 shares on September 2, 2026; following the Reverse Split, 26,796 shares were issued to Water IO on September 15, 2026. The remaining 53,205 shares owed to Water IO remain subject to stockholder approval, which the Issuer has undertaken to seek at its next meeting of stockholders, and may alternatively satisfy its obligation to issue said shares by a transfer of shares to Water IO from a third party or, failing either, by a cash amount to be agreed. The installments of principal under the Note due August 1, 2026 and September 1, 2026 have been paid, and $500,000 of principal remains outstanding.

On September 15, 2026 the Issuer and Water IO entered into a confirmation letter under Section 7 of Note Amendment No. 1 recording the matters described above.

The Issuer registered the resale of the 130,000 shares held by Water IO on a registration statement on Form S-1 (File No. 333-297129), declared effective on July 13, 2026. The 26,796 shares acquired on September 15, 2026 are not registered for resale.

Except as described above and in the Schedule 13D, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit D Amendment No. 1 and Waiver to Promissory Note, dated as of July 24, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 28, 2026).

Exhibit E Confirmation Letter dated September 15, 2026.

## Signatures
- Water IO Ltd.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (09/15/2026)
- Star 26 Capital Inc.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (09/15/2026)
- T3 Defense Inc.: /s/ Menachem Shalom, Menachem Shalom/Chief Executive Officer (09/15/2026)
- Menachem Shalom: /s/ Menachem Shalom, Menachem Shalom (09/15/2026)